NO ACT

DC
PE
1-18-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08042781

Received SEC

MAR 12 2008

Washington, DC 20549

March 12, 2008

Gloria Santona
Executive Vice President,
General Counsel and Secretary
McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/12/2008

Re: McDonald's Corporation
Incoming letter dated January 18, 2008

Dear Ms. Santona:

This is in response to your letters dated January 18, 2008 and February 7, 2008 concerning the shareholder proposal submitted to McDonald's by People for the Ethical Treatment of Animals. We also have received a letter from the proponent dated January 31, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
MAR 20 2008 E
THOMSON
FINANCIAL

Enclosures

cc: Susan L. Hall
Counsel
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

McDonald's

McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523

Rule 14a-8(i)(3)
Rule 14a-8(i)(10)

January 18, 2008

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: McDonald's Corporation – Shareholder Proposal Submitted by People for the Ethical Treatment of Animals

Ladies and Gentlemen:

I am the Executive Vice President, General Counsel and Secretary of McDonald's Corporation (the "Company"). The Company is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission of the Company's intention to exclude from its proxy materials for its 2008 annual meeting of shareholders a shareholder proposal (the "Proposal") received from People for the Ethical Treatment of Animals (the "Proponent"). We request confirmation that the staff will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2008 proxy materials in reliance on Rule 14a-8(i)(10) and Rule 14a-8(i)(3). In the alternative, in the event the staff does not agree that we may omit the Proposal, we request that the staff require the Proponent to revise the supporting statement to remove the statements discussed below, in reliance on Rule 14a-8(i)(3).

A copy of the Proposal and the Proponent's supporting statement, together with related correspondence between the Company and the Proponent, are attached as Exhibit 1.

In accordance with Rule 14a-8(j), we have enclosed six copies of this letter, including the exhibits. Copies of this letter and the exhibit are also being provided simultaneously to the Proponent.

The Company currently intends to file definitive copies of its proxy materials with the Commission on or about April 7, 2008.

THE PROPOSAL

The Proposal requests that the Company's shareholders approve the following resolution:

> "**RESOLVED** that, in order to bring McDonald's in line with its competitors regarding animal welfare, shareholders encourage the company to consider purchasing—within 12 months—at least 5 percent of its eggs from hens who are not confined to cages."

REASONS FOR EXCLUSION

A. Rule 14a-8(i)(10) – The Proposal Has Been Substantially Implemented

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if "the company has already substantially implemented the proposal." The purpose of the exclusion is "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management...." See *Release No. 34-12598* (July 7, 1976).

The staff has consistently stated that a proposal has been "substantially implemented" when the company's particular policies, practices and procedures compare favorably with the guidelines in the proposal. See *Texaco, Inc.* (March 28, 1991) and *Release No. 34-20091* (August 16, 1983). This standard does not require that each and every aspect of a proposal be implemented, but instead considers a proposal to be substantially implemented when the company has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal. See *Exxon Mobil Corporation* (March 17, 2006) (permitting exclusion of a proposal requesting that the company establish policies designed to achieve the long-term goal of making the company the recognized leader in low-carbon emissions in both production and products where the company had previously issued a report detailing the company's commitment to emissions reduction); *PPG Industries, Inc.* (January 19, 2004) (permitting exclusion of a proposal requesting that the board issue a policy statement publicly committing to the elimination of animal testing in favor of in vitro alternatives where the company had publicly issued an animal welfare policy committing the company to use alternatives to animal testing); *Freeport-McMoRan Copper & Gold Inc.* (March 5, 2003) (permitting exclusion of a proposal requesting amendment of the company's social and human rights policy and publication of a report to shareholders on the implementation of the policy where the company had already adopted a human rights policy and annually issued a report on the policy); and *The Gap, Inc.* (March 16, 2001) (permitting exclusion of a proposal requesting a report on child labor practices of the company's suppliers where the company had an established code of vendor conduct, monitored compliance, published information relating thereto and discussed labor issues with shareholders).

The essential objectives of the Proposal are to encourage the Company to "consider" purchasing at least 5% of its eggs from cage-free hens and "to bring McDonald's in line with its competitors." As discussed in greater detail below, the Company has substantially implemented both of these objectives, as evidenced by three verifiable facts. First, during 2007, approximately 4.72% of eggs purchased for use in McDonald's restaurants were from cage-free hens (i.e., hens that are not confined to cages). Second, the purchase of cage-free eggs by McDonald's restaurants is not only "in line with," but actually ahead of, the competitors mentioned in the Proponent's supporting statement. Finally, not only has the Company substantially implemented the essential objectives of the Proposal, it has also adopted detailed policies and procedures designed to ensure the humane treatment of egg-laying hens and thus has already addressed the subject matter of the Proposal.

1. <u>*The Company Has Implemented the Essential Objectives of the Proposal*</u>

a. <u>*McDonald's Currently Purchases Approximately 4.72% of its Eggs from Cage-Free Hens*</u>

During 2007, McDonald's purchased approximately 4.72% of eggs for products served in McDonald's restaurants from cage-free hens.[1] If current trends continue, the Company expects the percentage of cage-free eggs served in McDonald's restaurants to increase further due to a European Union regulation that bans the rearing of hens in battery cages (i.e., individual metal cages which restrict a hen's range of movement) by 2012. In fact, McDonald's uses 100% cage-free eggs for products served in its restaurants in the United Kingdom, a fact which the Proponent

[1] The Company is not a direct purchaser of eggs for use in McDonald's restaurants. All McDonald's restaurants are operated by a subsidiary of the Company, by independent entrepreneurs under the terms of franchise arrangements (franchisees), by affiliates of the Company or by developmental licensees operating under license agreements. For purposes of this letter, the term "McDonald's," when used in reference to the purchase of cage-free eggs, means the subsidiaries of the Company, franchisees, affiliates and developmental licensees that operate McDonald's restaurants around the world.

acknowledged in its press release announcing the submission of the Proposal to the Company (a copy of which is attached as Exhibit 2). As a result, we were honored by the international farm animal welfare group *Compassion in World Farming* with a 2007 Good Egg Award for our cage-free egg policy in the United Kingdom (see attached Exhibit 3).

These numbers, trends and resulting recognition demonstrate that the Company has done more than "consider" purchasing at least 5% of its eggs from cage-free hens. Because approximately 4.72% of the eggs purchased for use in McDonald's restaurants come from cage-free hens, the Company has substantially implemented the essential objectives of the Proposal.

b. The Purchase of Cage-Free Eggs by McDonald's Restaurants is Already "In Line With" or Ahead of Our Competitors

Several statements in the Proposal and the supporting statement suggest that the Company lags behind its competitors with respect to the purchase of cage-free eggs and thus is nowhere near the Proposal's goal of having McDonald's purchase at least 5% of its eggs from cage-free hens. Examples of these statements include:

- "In order to bring McDonald's in line with its competitors..."; and
- "Despite its competitors' purchasing more 'cage-free' eggs...."

The Proponent's supporting statement cites Burger King, Carl's Jr. and Hardee's as the competitors with whom the Company should get "in line" with respect to the purchase of cage-free eggs. While we believe these statements are false and misleading (see the discussion of Rule 14a-8(i)(3) below), the Company has also substantially implemented this objective of the Proposal as McDonald's restaurants are already in line with, if not ahead of, these companies regarding the purchase of cage-free eggs:

- Burger King announced its cage-free egg policy in March 2007 after discussions with the Humane Society of the United States and the Proponent. According to a press release from the Humane Society, in March 2007, Burger King *began* purchasing 2% of its eggs from cage-free hens with a goal of 5% by the end of 2007 (see the press release attached as Exhibit 4).

- Just four months ago, following the announcement by Burger King and after discussions with the Proponent, Hardee's Food Systems, Inc. and Carl's Jr. agreed to purchase 2% of its eggs from cage-free hens *by July 2008* (see the press report attached as Exhibit 5).

In contrast to the recent announcements by these companies that they will *begin* purchasing cage-free eggs, McDonald's restaurants have been purchasing cage-free eggs since 1997 and, as stated above, approximately 4.72% of the eggs purchased by McDonald's restaurants during 2007 came from cage-free hens, more than double the 2% goal set by Hardee's and Carl's Jr. for achievement by July 2008. If the concern of the Proponent, as expressed in the supporting statement, is that the Company should be brought in line with its competitors with respect to purchase of cage-free eggs, this concern has been substantially implemented and the Proposal may be excluded pursuant to Rule 14a-8(i)(10).

2. *The Company has Adopted Policies and Procedures Relating to the Welfare of Hen-Laying Eggs*

As stated above, a shareholder proposal will be considered to have been "substantially implemented" if the company has policies and procedures in place relating to the subject matter of the proposal.

The Company has been a strong advocate of good animal handling practices, and we seek to achieve humane treatment of animals by purchasing eggs from suppliers who maintain high animal welfare standards. To accomplish the objective of humane treatment of animals, the Company has adopted and implemented global Animal Welfare Guiding Principles (attached as Exhibit 6 and available at http://www.mcdonalds.com/corp/values/purchasing/animalwelfare/guiding_principles.html). As stated in the Guiding Principles, the Company:

- "[b]elieves treating animals with care and respect is an integral part of an overall quality assurance program..."; and
- "supports that animals should be free from cruelty, abuse and neglect while embracing the proper treatment of animals and addressing animal welfare issues."

These Guiding Principles and related implementation programs (discussed below) are part of the Company's overall Socially Responsible Supply Initiative, which includes our "Socially Responsible Supply Guidelines" (attached as Exhibit 7 and available at http://www.mcdonalds.com/corp/values/purchasing/supply_initiative/supply_guidelines.html). The Supply Guidelines provide that the Company's suppliers must "[e]nsure that animals' needs for food, water, and space, as well as other physiological, behavioral, and hygiene needs, are met consistently."

The Company also has led its competitors in focusing on the welfare of laying hens in the U.S. In 2000, the Company adopted industry-leading guidelines for laying hens for its U.S. suppliers (attached as Exhibit 8 and available at http://www.mcdonalds.com/usa/good/products/hen.html).

The laying hen guidelines establish minimum animal welfare standards for the Company's egg suppliers, including increased cage space, improved air quality, and a prohibition on forced molting.

These longstanding animal welfare policies and guidelines clearly demonstrate that the Company has policies and procedures in place directly related to the subject matter of the Proposal – the welfare of egg-laying hens. Accordingly, the Proposal is excludable under Rule 14a-8(i)(10).

B. <u>Rule 14a-8(i)(3) – The Proposal and Supporting Statement is False and Misleading</u>

Rule 14a-8(i)(3) permits exclusion of a proposal and supporting statement if either is contrary to the Commission's proxy rules. One of the Commission's proxy rules, Rule 14a-9, prohibits false or misleading statements in proxy materials. The staff has indicated that a company may exclude statements contained in a proposal, or may exclude a proposal in its entirety, where "statements directly or indirectly impugn...personal reputation," or statements that a company "demonstrates objectively...is materially false and misleading." See *Staff Legal Bulletin No. 14B* (September 15, 2004).

Further, the staff has stated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both...." See *Staff Legal Bulletin No. 14* (July 13, 2001).

As discussed above, statements in the Proposal and the Proponent's supporting statement are false and materially misleading as they imply that the Company lags behind its competition with respect to the purchase of cage-free eggs and the welfare of laying hens. In addition, the supporting statement implies that the European Union has banned all restrictive metal cages, effective in 2012. This statement also is objectively false.

1. <u>Statements that the Company is "Behind the Competition" with respect to the Purchase of Cage-Free Eggs and Animal Welfare are Objectively and Demonstrably False and Misleading</u>

The following statements in the Proposal and supporting statement directly assert that the Company lags behind its competitors with respect to the purchase of cage-free eggs and animal welfare issues generally:

- "In order to bring McDonald's in line with its competitors regarding animal welfare...";
- "Despite its competitors' purchasing more 'cage-free' eggs..."; and

- "McDonald's appears to be behind the competition when it comes to the welfare of egg-laying hens."

For the reasons set forth above, these statements are objectively and demonstrably false and directly impugn the Company's reputation with respect to animal welfare issues. The purchase of cage-free eggs by McDonald's restaurants is already "in line with," and we believe is ahead of, our competitors. Further, the Company's commitment to animal welfare issues generally, and the welfare of egg-laying hens in particular, as evidenced by the guidelines and principles discussed above, are well documented and frequently acknowledged. In fact, pursuant to information on the Proponent's website urging support of the European Union regulation banning battery cages, the Proponent acknowledged the Company's support of the ban and extolled the Company's commitment to selling only cage-free eggs in the United Kingdom (see attached Exhibit 9).

2. *The Implication that the European Union Regulation Bans All Metal Cages is Objectively and Demonstrably False and Misleading*

The fifth paragraph of the Proponent's supporting statement contends that "[m]any countries – including Germany, Switzerland, Sweden, and Austria – have banned *these cages*, which will be illegal throughout the entire European Union by 2012." [emphasis added] Nowhere in the Proposal or the supporting statement does the Proponent specifically identify what type of cages it is referring to with this statement. Instead, the Proponent mentions "cages" or "metal cages" generically, thus implying that the European Union regulation has banned all metal cages by 2012. This is not true. The regulation prohibits battery cages only; the regulation would continue to permit the use of "enriched cages," or metal cages that continue to confine hens to cages, but contain more space per hen than battery cages. As a result, this statement is objectively false and materially misleads the Company's shareholders into believing that the entire European Union will be cage-free by 2012, when this is simply not the case.

3. *The Proposal and Supporting Statement Violate Rule 14a-9*

The above statements, which form the basis of the Proponent's Proposal and supporting statement, are objectively false and misleading in violation of Rule 14a-9. Because the Proposal and supporting statement will require extensive editing to bring them into compliance with the Commission's proxy rules, the Proposal may be excluded under Rule 14a-8(i)(3).

CONCLUSION

For the reasons set forth above, it is our view that the Company may exclude the Proposal from its proxy materials pursuant to Rules 14a-8(i)(10) and (i)(3), and we request confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal. In the alternative, we request confirmation that the Company may exclude the statements referenced above pursuant to Rule 14a-8(i)(3).

If you have any questions or need additional information, please free to contact me at (630) 623-3373 or Denise Horne at (630) 623-3154. When a written response to this letter is available, I would appreciate your sending it to me by fax at (630) 623-0497 and to the Proponent by fax at (757) 622-0457.

Sincerely,

Gloria Santona
Executive Vice President,
General Counsel and Secretary

cc: People for the Ethical Treatment of Animals
Alan L. Dye

Enclosures

Exhibit 1

PETA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
Info@peta.org

RECEIVED
DEC 06 2007
Legal Dept.

December 4, 2007

Ms. Gloria Santona
Corporate Secretary
McDonald's Corporation
McDonald's Plaza
Oak Brook, Illinois 60523

Re: Shareholder Proposal for Inclusion in the 2008 Proxy Materials

Dear Ms. Santona:

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2008 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, Morgan Stanley, confirming ownership of 79 shares of McDonald's Corporation common stock acquired more than eight years ago. PETA has held these shares continuously for more than eight years and intends to hold them through and including the date of the 2008 annual shareholders meeting.

Please contact me if you need any further information. If McDonald's Corporation will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 757-962-8264 or via e-mail at MattPrescott@peta.org.

Sincerely,

Matt Prescott

Matt Prescott, Assistant Director
Corporate Affairs

Enclosures: 2008 Shareholder Resolution
Morgan Stanley letter

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

Shareholder Resolution Regarding Cage-Free Eggs

RESOLVED that, in order to bring McDonald's in line with its competitors regarding animal welfare, shareholders encourage the company to consider purchasing—within 12 months—at least 5 percent of its eggs from hens who are not confined to cages.

Supporting Statement
Despite its competitors' purchasing more "cage-free" eggs, McDonald's has no public plan to purchase a percentage of its eggs from hens who are not confined to restrictive metal cages.

By contrast, 5 percent of Burger King's eggs and 2 percent of Carl's Jr.'s and Hardee's eggs will come from "cage-free" systems. When asked by the Associated Press about this decision, a Hardee's and Carl's Jr. spokesperson said, "We want to stay consistent with where the industry is … and where it's heading."

These decisions make good business sense. As an October 8, 2007, editorial about recent animal welfare moves in *Nation's Restaurant News* pointed out:

> [C]oncern about how we treat the world around us has moved from the left of center to the mainstream. Now savvy restaurant businesses are playing a part in that evolution—and likely capitalizing on it to boot. A case in point is the growing number of companies that are embracing purchasing policies with animal welfare in mind. … According to a report by Business for Social Responsibility … companies that are viewed as having strong ethics are in turn protecting sales, strengthening brand images and shoring up employee loyalty. … That's a whole lot of positives.

Hens confined to cages are unable to engage in many natural behaviors like nesting, dust-bathing, perching, and foraging—causing life-long stress. Many caged hens suffer bone breaks, and their muscles and bones atrophy. The sensitive tips of their beaks are cut off in order to prevent them from pecking one another (as a result of the stress), causing acute and lasting pain. Birds who die inside their cages are sometimes left there to rot—forcing the living birds to share their cages with the carcasses.

Many countries—including Germany, Switzerland, Sweden, and Austria—have banned these cages, which will be illegal throughout the entire European Union by 2012.

Pope Benedict XVI condemned the practice of caging hens, saying, "Certainly … [an] industrial use of creatures, so that … hens live so packed together that they become just caricatures of birds, this degrading of living creatures to a commodity seems to me in fact to contradict the relationship of mutuality that comes across in the Bible."

McDonald's appears to be behind the competition when it comes to the welfare of egg-laying hens.

9812 Falls Road, Suite 123
Potomac MD 20854
toll free 800 608 8163
tel 301 765 6460
fax 301 765 6464

Morgan Stanley

December 4, 2007

Ms. Gloria Santona
Corporate Secretary
McDonald's Corporation
McDonald's Plaza
Oak Brook, Illinois 60523

Re: Shareholder Proposal for Inclusion in the 2008 Proxy Materials

Dear Secretary Santona:

This letter serves as formal confirmation to verify that People for the Ethical Treatment of Animals is the beneficial owner of 79 shares of McDonald's Corporation common stock and that PETA has continuously held at least $2,000.00 in market value, or 1% of McDonalds Corporation for at least one year prior to and including the date of this letter.

Should you have any questions or require additional information, please contact me at (301) 765-6469.

Sincerely,

Abril Azmi
Senior Registered Assistant
Morgan Stanley & Co., Inc.
Potomac, MD

McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523

December 17, 2007

By Overnight Courier

Mr. Matt Prescott
Assistant Director Corporate Affairs
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

Re: Shareholder Proposal for Inclusion in the 2008 Proxy Materials

Dear Mr. Prescott:

Please be advised that on December 6, 2007, we received your shareholder proposal regarding McDonald's purchase of "cage-free" eggs.

Very truly yours,

Noemi Flores

Noemi Flores
Counsel

Exhibit 2

PETA Shareholder Resolution Pushes McDonald's Toward Use of 'Cage-Free' Eggs

Fast-Food Giant Lags Behind Rivals on Basic Animal Welfare Reforms

For Immediate Release:
December 4, 2007

Contact:
Matt Prescott 757-622-7382

Oak Brook, Ill. - PETA, the largest animal rights organization in the world, with more than 1.8 million members and supporters, has submitted a shareholder resolution to Oak Brook-based McDonald's, the world's leading fast-food chain, encouraging the company to begin--within 12 months--purchasing 5 percent of its eggs from suppliers that don't confine hens to cages. PETA's resolution follows announcements by McDonald's competitors Burger King, Hardee's, and Carl's Jr. that they will begin purchasing some "cage-free" eggs--5 percent for Burger King and 2 percent for Hardee's and Carl's Jr. PETA owns 79 shares of stock in McDonald's, which now has more than 31,000 locations worldwide.

Hens confined to cages are unable to engage in many natural behaviors--like nesting, dust-bathing, perching, and foraging--causing lifelong stress. Many caged hens suffer from broken bones, leg and foot deformities, and atrophied muscles. The sensitive tips of their beaks are cut off in order to prevent them from pecking at one another--as a result of the stress--causing acute and lasting pain. Birds who die inside their cages are sometimes left there to rot, forcing the living birds to share their cages with the carcasses.

Many countries--including Germany, Switzerland, Sweden, and Austria--have banned these cages, which will be illegal throughout the entire European Union by 2012. In the United Kingdom, McDonald's uses 100 percent cage-free eggs in its breakfast menu items and sauces. PETA has become a shareholder in more than 40 companies, including Burger King, Wendy's, Kroger, Safeway, and Tyson Foods.

"McDonald's might be the leader in fast-food sales, but when it comes to stopping the worst abuses of the hens who lay the eggs for its McMuffins, the company is falling to the back of the pack," says PETA Vice President Bruce Friedrich. "Consumers care about animal welfare. If McDonald's doesn't at least catch up to Burger King in purchasing eggs laid by cage-



Camp



New A



free hens, it could mean lower returns for stockholders."

A copy of PETA's shareholder resolution to McDonald's is available upon request. For more information about PETA, please visit PETA.org.

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMA
501 FRONT ST., NORFOLK, VA 23510; 757-622-PE

Exhibit 3

[Select here to go directly to the document text.]

COMPASSION
in world farming
ciwf.org



- Home
- About Us
- Award winners
- Press & media
- News
- Laying hen welfare
- Going cage-free
- Shopping for good eggs
- 2008 Entry details
- Contact us

'Sainsbury's support the CIWF Good Egg Awards as they will help to raise the profile of animal health and welfare with consumers, enabling them to make informed choices.' **Sainsbury's**

GOOD EGG AWARDS
Rewarding you for sourcing cage-free eggs


CLICK HERE
TO BECOME A GOOD EGG

Compassion In World Farming wants to shout about companies in the EU who are using cage-free eggs. Our Good Egg awards are part of our food policy work which aims to engage with and reward companies for the efforts they make to improve farm animal welfare through the products they sell.

2007 Award Winners included...

Google STARBUCKS COFFEE Sainsbury's I'm lovin' it REWE

WATCH THE GOOD EGGS FILM HERE ...

News

ASDA

TESCO

TWO OUT OF FOUR OF UK'S RETAIL GIANTS STILL SAY NO TO GOING CAGE-FREE

Sodexho

FOOD SERVICE HEAVYWEIGHT GOES CAGE-FREE IN BELGIUM

M MORRISONS

MORRISIONS TAKES ACTION ON EGGS



CIWF SET TO HELP OVER 5 MILLION HENS



CIWF CELEBRATES 'GOOD EGGS' IN BRUSSELS



Food Policy Unit, Compassion in World Farming, Second Floor, Rivercourt, Mill Lane, Godalming, Surrey, GU7 1EZ, UK.
Reg No 2998256. Tel +44 (0) 1483 521 950. Fax +44 90) 1483 861 639

Many thanks to the trustees of The Paragon Trust for funding the development of this website.

[Select here to go directly to the document text.]

COMPASSION in world farming
ciwf.org



Home
About Us
Award winners
Press & media
News
Laying hen welfare
Going cage-free
Shopping for good eggs
2008 Entry details
Contact us

McDonald's UK

81 million eggs per year
300,000 hens benefited per year

McDonald's is one of the most well-known fast-food outlets in the UK and introduced free-range eggs to its menus in the UK ten years ago. This change came at a time when very few in the food service sector were taking the issue of animal welfare seriously and McDonald's continues to be a leader on this through the work it is doing to improve its animal welfare policy.

CIWF is working closely with McDonalds in the UK and further afield to discuss animal welfare throughout its range. We're really pleased to be awarding McDonald's for its cage-free egg policy in the UK and we look forward to working with them on other positive steps in the future.

McDonald's are also a core sponsor of Food Animal Initiative (http://www.faifarms.co.uk) which is committed to developing new farming practices that are welfare friendly, food safe and environmentally sustainable.

You can find out more about McDonald's by visiting www.mcdonalds.co.uk.

Matt Howe, Senior Vice President, McDonald's UK. *'McDonald's prides itself on the high standards in food sourcing and supply, and is committed to maintaining industry-leading standards in animal welfare. We are delighted that our hard work and dedication to this has been recognised by Compassion in World Farming through this award.*

i'm lovin' it™


World Farming's

Matt Howe, Senior Vice President, McDonald's UK. *Animal welfare is a priority for McDonald's and we first introduced free-range eggs to our menu 10 years ago. Initiatives such as the Good Egg Award recognise and reward progressive behaviour and demonstrate to both industry and customers that responsible actions can also make good business sense.'*



Food Policy Unit, Compassion in World Farming, Second Floor, Rivercourt, Mill Lane, Godalming, Surrey, GU7 1EZ, UK.
Reg No 2998256. Tel +44 (0) 1483 521 950. Fax +44 90) 1483 861 639

Many thanks to the trustees of The Paragon Trust for funding the development of this website.

Exhibit 4

Burger King Sets Precedent in Fast Food Sector

March 28, 2007

In a move sure to send shock waves through animal agribusiness, fast-food giant Burger King is implementing a set of animal welfare policies aimed at reducing its support for some of the worst factory farm abuses.



©iStockphoto

Burger King's new policies will ease the suffering of thousands of farm animals.

"With its new policy changes, Burger King is signaling to agribusiness that the most inhumane factory farming practices are on the way out," said Wayne Pacelle, president and CEO of The Humane Society of the United States. "As a result of this decision, large numbers of farm animals across the nation will be spared much needless suffering."

After extensive dialogue with The HSUS and independent discussions with People for the Ethical Treatment of Animals, Burger King spelled out details of its decision:

- It has begun purchasing 2 percent of its eggs from producers that do not confine laying hens in battery cages. It will more than double the percentage of cage-free eggs it's using to 5 percent by the end of the year.
- It has implemented a purchasing preference for cage-free eggs. Such a preference is intended to favor producers that convert away from battery-cage confinement systems.
- It has started purchasing 10 percent of its pork from producers that do not confine breeding pigs in gestation crates, which are too small to allow even ordinary movement. The volume of pork purchases coming from gestation crate-free producers will double to 20 percent by the end of the year.
- It has also implemented a purchasing preference for pork from producers that do not confine breeding sows in gestation crates.
- It has implemented a preference for producers that use controlled atmosphere killing of chickens used for meat. This has been shown to cause significantly less suffering than the conventional method of slaughter used by most of the nation's poultry slaughterers.

"The more consumers learn about factory farming cruelties, the more they insist upon better treatment for animals," said Pacelle. "There is a long way to go before we end farm animal abuse, but today's announcement sets the country on a clear trajectory on factory farming issues."

A Trend Away from The Most Intensive Confinement

Burger King's announcement comes at a time when a snowballing number of major corporations are moving away from supporting factory farm abuses. Just last week, Wolfgang Puck announced a wide-ranging plan to improve animal welfare in his supply chain. Earlier this year, the world's largest pig producer, Smithfield Foods, shocked the pig industry by committing to phasing out its use of gestation crates over the next decade. Restaurant chains such as Chipotle refuse to use pork from producers that use crates. Florida and Arizona voters have overwhelmingly passed ballot initiatives—spearheaded by The HSUS—banning the use of crates to confine breeding pigs.

And companies such as Whole Foods Market, Wild Oats Natural Marketplace and Ben & Jerry's have moved away from cage eggs. More than 100 schools have eliminated or greatly reduced their use of cage eggs.

Burger King's commitment to begin moving away from these abuses confirms a clear vision of the future: one where practices such as intensive confinement in tiny crates has no place.

E-MAIL THIS PAGE

See the Video

Battery-Cage Eggs

Confinement by Crate

Electric Stunning

Related Links

The HSUS Guide to Vegetarian Eating

'No Battery Eggs' Campaign Exposes the Hard-Boiled Truth about Laying Hens

Think Outside the Crate Campaign

Nation's Largest Pig Producer Moves to Phase Out Confinement of Pigs in Gestation Crates

An HSUS Report: The Welfare of Animals in the Meat, Egg, and Dairy Industries

Scientists and Experts on Battery Cages and Laying Hen Welfare

An HSUS Report: Welfare Issues with Cage and Cage-Free Egg Production--A Review of Mortality

Scientists and Experts on Gestation Crates and Sow Welfare

An HSUS Report: Welfare Issues with Gestation Crates for Pregnant Sows

An HSUS Report: Welfare Issues with Electrical Stunning of Poultry

An HSUS Report: The Economics of Adopting Alternative Production Practices to Electrical Stunning Slaughter of Poultry

Offsite

New York Times: Burger King Shifts Policy on Animals (free registration required)

Exhibit 5

Hardee's, Carl's Jr. and PETA Reach Deal

Hardee's, Carl's Jr. to Buy Eggs, Pork From Cage-Free Suppliers

Hardee's
PeTA
Carl's Jr.

By JIM SALTER
AP Business Writer
ST. LOUIS Sep 26, 2007 (AP)

The Associated Press

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The Hardee's and Carl's Jr. fast-food chains will begin purchasing eggs and pork from suppliers who do not keep animals in cages or crates, spokesmen for Hardee's and People for the Ethical Treatment of Animals said Wednesday.

Both chains are owned by Carpinteria, Calif.-based CKE Restaurants. Hardee's is based in St. Louis, while Carl's Jr. headquarters are in Carpinteria.

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The agreement aims to improve the welfare of animals that provide food for the 1,905 Hardee's restaurants and 1,101 Carl's Jr. restaurants, said Jeff Mochal, a spokesman for Hardee's.

"We take the animal welfare concerns very seriously," Mochal said. "When you meet with PETA they make a pretty good case. We want to stay consistent with where the industry is at now and where it's heading."

CKE becomes the second major fast-food restaurant company this year to begin moving toward cage-free chickens and pigs. Burger King

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Why make deals with PETA when they have cr...
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announced similar changes in March.

Matt Prescott, assistant director of PETA, said the animal rights group first approached CKE in 2004 and discussions were renewed last year.

CKE has agreed to:

Immediately begin purchasing 15 percent of its pork from suppliers that do not use metal "gestation crates" to confine sows, and increase that to 25 percent by 2009.

Purchase 2 percent of its eggs from suppliers whose hens are not kept in wire cages by July 2008.

Issue a statement to poultry suppliers stating it will "give consideration to approved suppliers who actively explore and test controlled-atmosphere stunning systems," which animal rights groups consider the most humane way to slaughter chickens.

"The companies that kill chickens for them will get the clear message they need to move to this less-cruel method of slaughter," Prescott said.

Burger King's changes called for 10 percent of pork to be purchased from suppliers that do not use gestation crates, a percentage that would double by the end of this year. Burger King also began getting 2 percent of its eggs from cage-free hens with plans to more than double the percentage by the end of the year. And like CKE, Burger King said it would give preference to suppliers that use or switch to controlled atmosphere stunning.

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Exhibit 6

PRODUCTS: Responsible Purchasing

2006 Worldwide Corporate Responsibility Report

Guiding Principles

McDonald's commitment to animal welfare is global and guided by the following principles. These principles apply to all the countries in which McDonald's does business.

Safety. First and foremost, McDonald's will provide its customers with safe food products. Food safety is McDonald's number one priority.

Quality. McDonald's believes treating animals with care and respect is an integral part of an overall quality assurance program that makes good business sense.

Animal Treatment. McDonald's supports that animals should be free from cruelty, abuse and neglect while embracing the proper treatment of animals and addressing animal welfare issues.

Partnership. McDonald's works continuously with our suppliers to audit animal welfare practices, ensuring compliance and continuous improvement.

Leadership. McDonald's will lead our industry working with our suppliers and industry experts to advance animal welfare practices and technology.

Performance Measurement. McDonald's sets annual performance objectives to measure our improvement and will ensure our purchasing strategy is aligned with our commitment to animal welfare issues acting as a responsible purchaser.

Communication. McDonald's will communicate our process, programs, plans and progress surrounding animal welfare.

Issued: 2001

Exhibit 7

PRODUCTS: Responsible Purchasing

2006 Worldwide Corporate Responsibility Report

Socially Responsible Supply Guidelines

Our socially responsible supply guidelines establish a framework for our efforts to achieve our socially responsible supply vision. They serve as the basis for our work with suppliers to develop goal-setting and monitoring systems.

The guidelines are designed to be broad enough to be relevant to a variety of commodities and to each phase of the supply chain—from raw materials through processing. Rather than prescribe specific practices, they describe desired outcomes. This allows suppliers to use their creativity and technical expertise to identify ways of achieving the outcomes that are efficient for their operations and appropriate for local conditions.

In the social and animal welfare areas, the guidelines offer high-level direction and are understood to incorporate our Animal Welfare Guiding Principles and Code of Conduct for Suppliers. The environmental guidelines are more detailed because we had no comparable existing guidance in this area.

Social and Economic

- **Employee health and welfare**. Protect the health and welfare of employees and contribute to the development of the communities within which they operate.
- **Economic profitability**. Seek ways to increase economic profitability by increasing resource use efficiency and harnessing the benefits of ecological services.

Environmental

- **Water**. Maximize water use efficiencies and eliminate the release of wastes and by-products into the environment *via* water.
- **Air**. Minimize the release of harmful by-products into the atmosphere.
- **Energy**. Maximize energy use efficiency and use ecologically sustainable renewable sources when feasible.
- **Waste**. Minimize waste production, maximize recycling, and ensure proper handling and disposal of solid waste.
- **Soil**. Maintain soil health by controlling erosion and improving the structure and fertility.
- **Biodiversity**. Preserve natural habitats for native species and protection of biodiversity.
- **Pest Management**. Minimize the use of chemical pest management inputs that impact human, animal, and environmental health.

Animal Welfare

- Ensure that animals' needs for food, water, and space, as well as other physiological, behavioral, and hygiene needs, are met consistently.

Exhibit 8

PRODUCTS: Responsible Purchasing

2006 Worldwide Corporate Responsibility Report

Continuous Improvement

To achieve our vision of a socially responsible supply chain, we continuously work with our suppliers to develop a system that is sustainable while also meeting and exceeding our high standards for food safety. Animal welfare is one of the pillars of our sustainability framework.

To complement our global audit program for meat processing plants, we have been focusing on several other major issues.

Controlled Atmosphere Stunning

We support the development of controlled atmosphere stunning (CAS). Since the formation of our Animal Welfare Council in 2002, we have been studying the feasibility of incorporating CAS into our animal welfare program. CAS is designed to render birds insensible prior to slaughter by exposing them to carbon dioxide or one of several mixtures of gases. It is an alternative to the more common practice of stunning with an electrical current.

CAS offers potential, and some of our European suppliers already use CAS in their facilities. Approximately 30% of the chickens sourced from Europe for McDonald's European business come from these facilities. We will continue to monitor and learn from their experience as part of an ongoing CAS assessment.

In the U.S., we are collaborating with suppliers on research and development to explore and evaluate CAS potential and continuing to promote improvement to the current electrical stunning process.

Gestation Stalls for Sows

McDonald's is a long-time supporter of alternatives to gestation stalls, leading the industry in advocating for a shift in sow housing. We have continuously advocated for advancements in this area. Our suppliers have made progress. An estimated 15% of McDonald's U.S. pork supply and 65% of McDonald's Europe's supply is now sourced from facilities with open-pen housing. We expect these percentages to continue to increase over time.

Housing and Other Practices Related to Laying Hens

ATTACHED HERETO

* In 2000, McDonald's USA issued industry-leading guidelines for laying hens. These guidelines established high animal welfare standards for our U.S. egg suppliers, including increased cage space, improved air quality, and a prohibition on forced molting. Our program also focuses on continuous improvement in food safety, employee safety, and environmental waste management

Certain technologies and practices are more prevalent in some markets than they are in others. For example, in Europe approximately 76% of the eggs we purchase are cage-free (from hens that are kept inside but uncaged) or free-range (from hens that access the outdoors).

With different technologies, practices, and structures throughout the world, we share best practices and continue to learn about their potential for other markets.

Summary of McDonald's USA Laying Hens Guidelines

In support of McDonald's Animal Welfare Guiding Principles and recommendations issued by the Scientific Advisory Committee on Animal Welfare for United Egg Producers (UEP), McDonald's has established guidelines that meet or exceed industry standards to ensure the proper treatment of laying hens used for egg production.

McDonald's will purchase eggs from producers that support our corporate guidelines related to animal welfare and the UEP Scientific Advisory Committee's recommendations.

Specifically, cages should be specified and designed to target a minimum of 72 square inches of space and a minimum of 4 inches of feeder space with minor allowances for variation due to construction. This enables simultaneous feeding for all birds. It is McDonald's recommendation that non-dedicated facilities achieve these same guidelines.

McDonald's does not support the withdrawal of food or water to facilitate molting, as it violates our Animal Welfare Guiding Principles.

McDonald's does not support improperly controlled and/or improperly managed "beak trimming," as it violates our Animal Welfare Guiding Principles.

Exhibit 9


PeTA.org.uk
Campaigns

Help enforce EU ban on battery cages



In 1999, the European Union judged that battery cages are so cruel they should be banned across the EU and passed legislation, known as the Laying Hens Directive, requiring the egg industry to stop confining hens in battery cages by 2012. Not surprisingly, members of the egg industry and some EU member states are lobbying to overturn or delay the ban because they mistakenly believe it will be economically damaging. In truth, it costs only pennies more to produce cage-free eggs instead of battery eggs, and surveys show that most consumers are willing to pay more for cage-free eggs. Many retailers and foodservice operators, including Marks and Spencer, McDonald's, Starbucks, and Waitrose, support the ban and sell only cage-free eggs in the UK. The cost will be even less if the government subsidises cage-free producers.



A few extra pence is a small price to pay to help lessen animal suffering. Each year in the EU, around 300 million hens are crammed into filthy wire-mesh battery cages stacked tier upon tier in huge warehouses. Several birds are crowded into each cage, packed so tightly together that they are unable to spread even one wing. The birds suffer crippling leg injuries from standing on wire cage floors 24 hours a day, seven days a week, until they are killed. Their bones are brittle both from forced inactivity and because calcium is leached from their bodies to produce eggs. Many more hens suffer from painful injuries when they're ripped from their cages, thrown into transport crates, and shipped to slaughter. Without even a shred of straw for comfort, all of the hen's natural instincts – including nesting, perching, scratching and pecking – are denied. These birds never get the chance to breathe fresh air, feel the sun on their backs, build nests, raise their young, or do anything else that is natural and important to them.

Lord Rooker, the UK Minister for Sustainable Food and Farming and Animal Health, recently announced that battery cages will be banned in the UK as of 2012, despite opposition from the egg industry and regardless of what happens in the rest of Europe.

The egg industry and many EU Member States are pushing for the Laying Hens Directive to be delayed for up to ten years. Germany has a separate nation ban due to come into force earlier than the EU ban – in 2009. However now doubts are cast over Germany's commitment to their national ban as all the other northern EU member states have stressed that they do not wish the ban to be postponed but Germany is yet to make it clear whether or not they will support a postponement.

You Can Help:

PETA is calling for Horst Seehofer, the German Agriculture Minister to lead the way towards an EU ban on battery cages for hens and enforce Germany's own national ban in 2009. It is vitally important that the EU ban not be postponed and come into force as planned in 2012. Please write to Horst Seehofer asking him to help the 300 million hens in the EU who are currently crammed into filthy wire-mesh battery cages stacked tier upon tier in huge warehouses.

Take Action on This Issue

Subject:

Honourable Horst Seehofer - Please Uph

Dear [Decision Maker],

(Edit Letter Below)

Dear Mr Minister:

As you know, the EU ban on conventional battery cages for laying hens is due to come into force on 1 January 2012. I know that Germany's own national ban comes into force earlier than the EU ban - in 2009 - and I am writing to ask that you forge ahead with that commitment. I urge Germany not to support a postponement of the EU ban but instead to insist that the ban come into force in 2012, the time frame set by the EU Laying Hens Directive.

Battery cages thwart hens' natural behaviours, such as foraging, exercising, dust-bathing, perching and nest-building. The use of battery cages can also lead to disease and injuries. Osteoporosis and fractured bones are common physical ailments in caged hens because the lack of exercise and the high rate of egg production weaken the animals' bones. Hens' feet can become tangled in mesh floors, which causes physical damage and isolates hens from their food supply.

The LayWel report prepared for the EC concludes that battery

Sincerely,

[Your name]

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PETA EUROPE LTD
PO BOX 36668, LONDON SE1 1WA
020 7357 9229
peta.org.uk

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

RECEIVED
2008 FEB -1 PM 5:11
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 31, 2008

BY REGULAR & ELECTRONIC MAIL: cfletters@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of People for the Ethical Treatment of Animals ("PETA") for Inclusion in the 2008 Proxy Statement of McDonald's Corporation

Ladies and Gentlemen:

This letter is filed in response to a letter dated January 18, 2008 submitted to the SEC by McDonald's Corporation ("McDonald's" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by PETA based on Rule 14a-8(i)(3) and (10), arguing that that it is false and misleading and has been substantially implemented.

The resolution at issue reads as follows:

> RESOLVED that, in order to bring McDonald's in line with its competitors regarding animal welfare, shareholders encourage the company to consider purchasing – within 12 months –at least 5 percent of its eggs from hens who are not confined to cages.

For the reasons that follow, PETA respectfully disagrees with the Company's position that the proposal should be omitted and urges the Staff to rule accordingly.

I. The Facts Demonstrate That the Proposal Has Not Been Substantially Implemented.

McDonald's contends that it has substantially implemented the resolution because during 2007 it purchased "approximately 4.72% of eggs" from cage-free hens. The Company claims further that it is "actually ahead of the competitors mentioned" in the supporting statement. And lastly McDonald's argues that its adoption of policies and procedures for the humane treatment of "egg laying hens" likewise constitutes substantial implementation of the proposal.

PETA's response to each of the above arguments will be brief and to the point.

First, McDonald's purchases no eggs (zero percent) from cage-free hens for its U.S. market. It is the Company's no action letter that is misleading on this point rather than the other way around, since it leads the reader to conclude that at least some cage-free eggs are purchased for the U.S. market. But that is not the case. As recently as January 29, 2008, a McDonald's Senior Vice President confirmed to a PETA consultant that McDonald's purchases no cage-free eggs in the U.S.

Second, Burger King, Hardees, and Carl's Jr. have made public commitments to buying a set and increasing percentage of eggs from cage-free hens. Those competitors purchasing policies apply across all markets and therefore include the U.S. market. Accordingly, the supporting statement is true with respect to McDonald's lagging behind its competitors. McDonald's has made no commitment to purchase eggs from cage-free hens, and has patently refused to do so in the U.S.

Third, the adoption of an animal welfare policy which does not clearly ban the use of eggs from caged hens is no substitute for actually giving purchasing set-asides for cage-free eggs. The Staff need only review McDonald's *Housing and Other Practices Related to Laying Hens* (Exhibit 8 to the Company's no action letter) to see that it applies to caged hens, and assumes that hens are caged. The objective of the resolution under review is to show McDonald's the level of support shareholders have for the company increasing its purchases of cage-free eggs in the U.S.

II. There Is No False or Misleading Information in the Resolution.

The Company contends that PETA's resolution is false and misleading because it implies "that the Company lags behind its competition with respect to the purchase of cage-free eggs ..." McDonald's also asserts that the supporting statement is false with respect to the European Union's banning battery hen cages by 2012. While PETA's position is that all statements in the resolution and the supporting statement are accurate, it has amended its resolution in two minor particulars. First, the resolution will clarify that it applies only to McDonald's U.S. market, not its world-wide franchise. Second, PETA will insert the word "battery" before the word "cages" in the fifth and sixth paragraphs of the proposal. Thus, the amended resolution would read as follows:

> "RESOLVED that, in order to bring McDonald's in line with its competitors regarding animal welfare, shareholders encourage the company to consider purchasing – within 12 months –at least 5 percent of its eggs *purchased for its U.S. stores* from hens who are not confined to cages."
>
> The first sentence of paragraph five will read as follows:
>
> "Hens confined to *battery* cages are unable to engage in many natural behaviors ....."
>
> The sixth paragraph will be amended to read as follows:

> "Many countries – including Germany, Switzerland, Sweden, and Austria – have banned these *battery* cages, which will be illegal throughout the entire European Union by 2012."

These minor edits address all of the issues raised in the Company's no action letter without altering the original scope or intention of the resolution and obviate the need for the Staff to issue a ruling other than to allow such minor modifications.

For the foregoing reasons, we respectfully request that the SEC advise McDonald's that it will take enforcement action if the company fails to include PETA's proposal in its 2008 Proxy Statement. Please feel free to contact me should you have any questions or require further information. I may be reached directly at SusanH@peta.org or 202-641-0999.

We appreciate the Staff's consideration of the foregoing.

Very truly yours,

Susan L. Hall

Susan L. Hall
Counsel

SLH/pc

cc: Gloria Santona (via e-mail: Gloria.Santona@us.mcd.com)

Enclosure: Amended 2008 shareholder proposal

Shareholder Resolution Regarding Cage-Free Eggs

RESOLVED that, in order to bring McDonald's in line with its competitors regarding animal welfare, shareholders encourage the company to consider purchasing—within 12 months—at least 5 percent of its eggs purchased for its U.S. stores from hens who are not confined to cages.

Supporting Statement
Despite its competitors' purchasing more "cage-free" eggs, McDonald's has no public plan to purchase a percentage of its eggs from hens who are not confined to restrictive metal cages for its U.S. stores.

By contrast, 5 percent of Burger King's eggs and 2 percent of Carl's Jr.'s and Hardee's eggs will come from "cage-free" systems. When asked by the Associated Press about this decision, a Hardee's and Carl's Jr. spokesperson said, "We want to stay consistent with where the industry is … and where it's heading."

These decisions make good business sense. As an October 8, 2007, editorial about recent animal welfare moves in *Nation's Restaurant News* pointed out:

> [C]oncern about how we treat the world around us has moved from the left of center to the mainstream. Now savvy restaurant businesses are playing a part in that evolution—and likely capitalizing on it to boot. A case in point is the growing number of companies that are embracing purchasing policies with animal welfare in mind. … According to a report by Business for Social Responsibility … companies that are viewed as having strong ethics are in turn protecting sales, strengthening brand images and shoring up employee loyalty. … That's a whole lot of positives.

Hens confined to battery cages are unable to engage in many natural behaviors like nesting, dust-bathing, perching, and foraging—causing life-long stress. Many caged hens suffer bone breaks, and their muscles and bones atrophy. The sensitive tips of their beaks are cut off in order to prevent them from pecking one another (as a result of the stress), causing acute and lasting pain. Birds who die inside their cages are sometimes left there to rot—forcing the living birds to share their cages with the carcasses.

Many countries—including Germany, Switzerland, Sweden, and Austria—have banned these battery cages, which will be illegal throughout the entire European Union by 2012.

In the United Kingdom, McDonald's uses 100 percent cage-free eggs in its breakfast menu items and sauces.

Pope Benedict XVI condemned the practice of caging hens, saying, "Certainly … [an] industrial use of creatures, so that … hens live so packed together that they become just caricatures of birds, this degrading of living creatures to a commodity seems to me in fact to contradict the relationship of mutuality that comes across in the Bible."

In the U.S., McDonald's appears to be behind the competition when it comes to the welfare of egg-laying hens.

McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523

February 7, 2008

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: McDonald's Corporation – Shareholder Proposal Submitted by People for the Ethical Treatment of Animals

Ladies and Gentlemen:

McDonald's Corporation (the "Company") previously submitted a letter to the staff, dated January 18, 2008, requesting the staff's concurrence that the Company may exclude from its 2008 proxy materials the shareholder proposal referenced above (the "Initial Proposal"), which requests that McDonald's consider purchasing at least five percent of its eggs from cage-free hens. We explained in our January 18th letter that the Company has substantially implemented the Initial Proposal because McDonald's already purchases 4.72% of its eggs from cage-free hens, and has well established animal welfare policies in place that clearly demonstrate the Company's leadership in advocating high animal welfare standards for its food product suppliers.

Thereafter, the Proponent submitted a letter to the staff, dated January 31, 2008, ostensibly addressing the Company's arguments for excluding the Initial Proposal, but in the process asserting that the Proponent is unilaterally amending the Initial Proposal in a "minor" respect to "clarify" that the Initial Proposal seeks to impose the five percent minimum on purchases for only its U.S. stores.

The Proposed Revision is Not "Minor"

The Company objects to the Proponent's attempt to revise the Initial Proposal. The proposed revision is anything but "minor" and does not "clarify" any purported ambiguity in the language of the Initial Proposal. The Initial Proposal addresses McDonald's purchases of eggs without any geographic limitations. Having seen in our January 18th letter that McDonald's has substantially achieved the objective of the Initial Proposal, the Proponent now seeks to salvage the Initial Proposal by substantively changing it to request that McDonald's meet the same objectives in a single geographic market. The staff stated in *Staff Legal Bulletin No. 14* (July 13, 2001) that a proponent may not revise a proposal to avoid its exclusion unless the revisions "are minor in nature and do not alter the substance of the proposal." The Proponent's proposed revisions patently fail to meet this standard. Responding to the proposed second proposal would be an entirely different undertaking from the one that that the Company has already completed in response to the Initial Proposal and would necessitate an entirely different analysis and support for exclusion. The proposed revisions significantly alter the substance of the Initial Proposal within the meaning of *Staff Legal Bulletin No. 14* and therefore, cannot be considered minor.

McDonald's does not dispute the Proponent's assertion that the insertion of "battery" in the fourth and fifth paragraphs of the supporting statement represents a minor revision to the Initial Proposal, and therefore we do not object to this proposed change by the Proponent.

The Proposed Revision is Effectively a New Proposal

In truth, the Proponent is not seeking to make a "minor" or "clarifying" revision to the Initial Proposal, but instead seeks to withdraw it and submit an entirely new one, well after the deadline for submitting shareholder proposals to the Company has passed. For that reason, the proposed revision is excludable under Rule 14a-8(e). The various deadlines imposed by Rule 14a-8 exist for a reason – to give companies time to process, respond to and seek no-action relief regarding shareholder proposals, and to give proponents time to respond to company no-action requests and review statements in opposition. The Company cannot, and should not, be expected to undertake, at this late date, the effort and analysis that would be required to address a substantively different proposal, as requested by the Proponent. The resulting delay, allowing time for the SEC to determine the excludability of the Initial Proposal or the new proposal, also leaves far too little time for the Company to plan the content of its proxy statement.

Our Prior Letter was not "Misleading"

The Proponent asserts that the Company's no-action letter request is misleading in that it leads the reader to conclude that it addresses McDonald's purchases of eggs for its U.S. restaurants. This is completely false. Nowhere in our letter did we limit the discussion of McDonald's egg purchases to the U.S. or to any individual market, because the Initial Proposal did not request that we do so. McDonald's is a global food service company, with over 31,000 McDonald's restaurants in more than 100 countries around the world. Over one-half of McDonald's restaurants are located outside of the U.S. and these restaurants account for approximately 65% of McDonald's total revenues. In responding to the Initial Proposal, we analyzed data with respect to the purchase of all eggs, including those from cage-free hens, that are supplied to the over 31,000 McDonald's restaurants around the world, exactly as what was clearly requested by the Initial Proposal. The Company should not be required or expected to infer a meaning from the Initial Proposal different from what the Initial Proposal requested on its face.

It appears that the Proponent's real concern is that the statements made in our prior letter about McDonald's worldwide purchases, all of which are verifiably correct and demonstrate that the Initial Proposal has been substantially implemented, might not be equally applicable to the U.S. market or any other individual market in which McDonald's operates. While the Proponent may wish that it had submitted a different proposal to the Company, our January 18th letter addressed the Initial Proposal as written, and we trust that the staff will conclude that nothing in our letter is misleading.

Conclusion

For all of these reasons, the Company requests that the staff not allow the Proponent to present this new proposal for inclusion in the Company's 2008 proxy materials. We also renew our request that the staff concur in our conclusion that the Initial Proposal is excludable under Rules 14a-8(i)(10) and (i)(3). Finally, should you disagree with the conclusions set forth herein or in the January 18th letter, we respectfully request the opportunity to confer with you prior to the determination of the staff's final position.

In accordance with Rule 14a-8(j), we have enclosed six copies of this letter. A copy of this letter also is being provided simultaneously to the Proponent.

Sincerely,

Gloria Santona
Executive Vice President,
General Counsel and Secretary

cc: People for the Ethical Treatment of Animals
Alan L. Dye

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 12, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: McDonald's Corporation
Incoming letter dated January 18, 2008

The proposal encourages McDonald's to consider purchasing at least 5 percent of its eggs from hens who are not confined to cages.

There appears to be some basis for your view that McDonald's may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if McDonald's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which McDonald's relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END